EXHIBIT 99.1

UROGEN PHARMA LTD.

9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel

January 10, 2018

Dear Shareholder,

You are cordially invited to attend the extraordinary meeting (the “Meeting”) of shareholders of UroGen Pharma Ltd. (the “Company”) to be held on February 14, 2018 at 5:00 P.M., EST, at the offices of the Company at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A.

At the Meeting, you will be asked to consider and vote on the proposals set forth in the proxy statement relating to the Meeting (the “Proxy Statement”).

Whether or not you plan to attend, and vote your shares in person at, the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided so that it will be received no later than the time fixed for the Meeting. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on such nominee’s proxy card, which may include instructions about voting by telephone or over the Internet.

The Company has fixed the close of business on January 9, 2018 as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Meeting and any adjournment or postponement thereof.

We look forward to seeing as many of you as can attend the Meeting. Thank you for your continued support.

Very truly yours,

/s/ Ron Bentsur
Ron Bentsur Chief Executive Officer

UROGEN PHARMA LTD.

9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel

NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 14, 2018

The extraordinary meeting (the “Meeting”) of shareholders of UroGen Pharma Ltd. (“UroGen Pharma” or the “Company”) will be held on February 14, 2018 at 5:00 P.M. EST (GMT-5), at UroGen Pharma’s offices at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A. The Meeting is being called for the following purposes, in the following order:

1.	To approve the Company’s compensation policy for its office holders in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

2.	To approve a grant of options to Prof. Arie Belldegrun, M.D., a non-employee director and Chairman of the Company.

3.	To approve a grant of options to Dr. Stuart Holden, M.D., a non-employee director of the Company.

4.	To approve a grant of options to Dr. Pini Orbach, Ph.D., a non-employee director of the Company.

5.	To approve a grant of options to Mr. Ran Nussbaum, a non-employee director of the Company.

6.	To approve a grant of options to Ms. Kathryn Falberg, a non-employee director of the Company.

7.	To approve a grant of options to Dr. Fred Cohen, M.D., a non-employee director of the Company.

8.	To approve a grant of options to Ms. Cynthia Butitta, a non-employee director of the Company.

9.	To approve terms of employment and a grant of options to Mr. Ron Bentsur, Chief Executive Officer and director of the Company.

10.	To approve terms of employment and a grant of options to Mr. Gil Hakim, President of Israel Operation of the Company.

11.	To approve terms of employment and a grant of options to Mr. Gary Titus, Chief Financial Officer of the Company.

12.	To approve terms of employment and a grant of options and RSUs to Prof. Mark Schoenberg, M.D., Chief Medical Officer of the Company.

13.	To approve 2017 annual goals and objectives bonus to Mr. Ron Bentsur, Chief Executive Officer and director of the Company.

14.	To approve 2017 annual goals and objectives bonus to Mr. Gil Hakim, President of Israel Operation of the Company.

15.	To approve 2017 annual goals and objectives bonus to Mr. Gary Titus, Chief Financial Officer of the Company.

16.	To approve an amendment of the Officer Indemnity and Exculpation Agreements made and entered into by the Company and its directors and officers as of May 9th, 2017.

The approval of each of Proposals 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16 requires the affirmative vote of the holders of the majority of the shares present in person or represented by proxy and voted at the Meeting on the relevant proposal, excluding abstentions, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not “controlling shareholders” and who do not have a “personal interest” in the resolution under the relevant proposal, excluding abstentions; or (ii) the total number of shares held by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% (two percent) of the voting rights of the Company.

These proposals are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety.

The Company’s board of directors recommends a vote “FOR” each of the proposals listed above and described in the Proxy Statement.

Shareholders of record at the close of business on January 9, 2018 (the “Record Date”), are entitled to notice of and to vote at the Meeting. The Proxy Statement and the proxy card will be mailed on or about January 17, 2018 to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at http://investors.urogen.com/ and on the SEC’s website at www.sec.gov.

Whether or not you plan to attend, and vote your shares in person at, the Meeting, you are asked to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company no later than the time fixed for the Meeting or vote by telephone or over the Internet if you hold your shares in “street name” and the voting instruction form provided by your bank, broker or nominee specifies such voting methods. Your returned proxy may be revoked at any time before it is voted, provided that you either: (i) return a later-dated proxy card, or (ii) vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a “legal proxy” from the record holder to vote the shares at the Meeting on behalf of the record holder.

In accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, shareholders holding at least 1% (one percent) of the outstanding voting rights in the Company may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company no later than January 17, 2018, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Such proposals should be submitted in writing to us at the following address: UroGen Pharma Ltd., 499 Park Avenue, New York, New York 10022-1240, U.S.A., Attn: Gary S. Titus, Chief Financial Officer. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC, however, the Record Date for the Meeting will not change.

By order of the Board of Directors,

/s/ Ron Bentsur
Ron Bentsur Chief Executive Officer Ra’anana, Israel January 10, 2018

UROGEN PHARMA LTD.

9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel

PROXY STATEMENT

EXTRAORDINARY MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 14, 2018

We invite you to attend the extraordinary meeting (the “Meeting”) of shareholders of UroGen Pharma Ltd. (“UroGen Pharma” or the “Company”). The Meeting will be held on February 14, 2018 at 5:00 P.M. EST (GMT-5), at UroGen Pharma’s offices at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A.

The shareholders will be asked to vote on the following proposals at the Meeting, as further detailed below in this proxy statement (the “Proxy Statement”), in the following order:

1.	To approve the Company’s compensation policy for its office holders in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

2.	To approve a grant of options to Prof. Arie Belldegrun, M.D., a non-employee director and Chairman of the Company.

3.	To approve a grant of options to Dr. Stuart Holden, M.D., a non-employee director of the Company.

4.	To approve a grant of options to Dr. Pini Orbach, Ph.D., a non-employee director of the Company.

5.	To approve a grant of options to Mr. Ran Nussbaum, a non-employee director of the Company.

6.	To approve a grant of options to Ms. Kathryn Falberg, a non-employee director of the Company.

7.	To approve a grant of options to Dr. Fred Cohen, M.D., a non-employee director of the Company.

8.	To approve a grant of options to Ms. Cynthia Butitta, a non-employee director of the Company.

9.	To approve terms of employment and a grant of options to Mr. Ron Bentsur, Chief Executive Officer and director of the Company.

10.	To approve terms of employment and a grant of options to Mr. Gil Hakim, President of Israel Operation of the Company.

11.	To approve terms of employment and a grant of options to Mr. Gary Titus, Chief Financial Officer of the Company.

12.	To approve terms of employment and a grant of options and RSUs to Prof. Mark Schoenberg, M.D., Chief Medical Officer of the Company.

13.	To approve 2017 annual goals and objectives bonus to Mr. Ron Bentsur, Chief Executive Officer and director of the Company.

14.	To approve 2017 annual goals and objectives bonus to Mr. Gil Hakim, President of Israel Operation of the Company.

15.	To approve 2017 annual goals and objectives bonus to Mr. Gary Titus, Chief Financial Officer of the Company.

16.	To approve an amendment of the Officer Indemnity and Exculpation Agreements made and entered into by the Company and the respective directors and officers as of May 9th, 2017.

17.	To act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Our board of directors recommends that you vote “FOR” each of the proposals listed above and described in this Proxy Statement.

Currently, we are not aware of any other matters that will come before the Meeting.

Whether or not you plan to attend, and vote your shares in person at, the Meeting, our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement (or vote by telephone or over the Internet, if your shares are held in “street name” through a bank, broker or other nominee and the voting instruction form provided by your bank, broker or nominee specifies such voting methods), in order to be represented at the Meeting or at any adjournment or postponement thereof.

ABOUT THE MEETING

Who Can Vote

You are entitled to notice of and to vote at the Meeting if you were a shareholder of record at the close of business on January 9, 2018 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to such shareholders of record on or about January 17, 2018.

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A of 250 Royall Street, Canton, Massachusetts 02021, U.S.A., you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Gary S. Titus, Chief Financial Officer of the Company (garyt@urogen.com) or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the agenda of the Meeting are considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

How You Can Vote

Attached is the proxy card for the Meeting that is being solicited by our board of directors. You can vote your shares by attending the Meeting or by completing and signing this proxy card. We will not be able to count a proxy card unless we receive it at our offices at 499 Park avenue, New York, New York 10022-1240, U.S.A., or our registrar and transfer agent receives it in the enclosed envelope, by no later than the time fixed for the Meeting.

If you hold your shares in “street name,” then you received this Proxy Statement from the broker, bank or other nominee, along with such nominee’s voting instruction card which includes voting instructions. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion on non-routine matters, as described above.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 499 Park avenue, New York, New York 10022-1240, U.S.A., Attn: Gary S. Titus, Chief Financial Officer, prior to the time of the Meeting canceling the proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting, or (iii) by attending and voting in person at the Meeting. To revoke the proxy by attending the Meeting, you must provide a copy of the certificate(s) evidencing that you are the record holder of those shares and proceed to request their respective previously returned proxy card be revoked.

If you hold shares in “street name” you must contact your bank, broker or other nominee to revoke any prior voting instructions.

Quorum and Required Vote

As of December 31, 2017, there were 13,751,390 ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for a general meeting of shareholders, such as the Meeting, consists of at least two (2) shareholders present in person, by proxy or by written ballot (if relevant), who hold or represent between them at least 33 1/3% of the voting rights in the Company.

In addition, if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a later day, time and place if so specified in the notice of the meeting, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first Business Day (as defined in the Company’s articles of association) afterwards. If the original meeting was convened upon requisition under Section 63 of the Companies Law, any number of shareholders who attend an adjourned meeting in person or by proxy and holding the number of shares required for making such requisition will constitute a quorum, but in any other case any two (2) shareholders present in person or by proxy shall constitute a quorum at the adjourned meeting, regardless of the number of shares they hold or represent.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Under Israeli law, the approval of each of Proposals 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16 requires the affirmative vote of the holders of the majority of the voting power present in person or represented by proxy and voted at the Meeting on the relevant proposal, excluding abstentions, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not “controlling shareholders” and who do not have a “personal interest” in the resolution under the relevant proposal, excluding abstentions; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the voting rights of the Company.

In order for a vote on each of Proposals 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under the relevant proposal. In order to inform us accordingly, you must indicate in Item 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A, 9A, 10A, 11A, 12A, 13A, 14A, 15A and 16A on the proxy card, as applicable, whether or not you have a personal interest in the resolution under the relevant proposal or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposals 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16, as applicable. A personal interest does not include a personal interest arising solely from the holding of shares in the Company.

Under Israeli law, the term “controlling shareholder” means a shareholder who has the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% (fifty percent) or more of the voting rights in the Company or has the right to appoint 50% (fifty percent) or more of the directors of the Company or its chief executive officer (referred to in the Companies Law as the general manager). In addition, in the context of a transaction involving an interested party, the term controlling shareholder includes any shareholder that holds 25% (twenty five percent) or more of the voting rights of the Company if no other shareholder holds more than 50% (fifty percent) of the voting rights in such Company. For purposes of determining the holding percentage stated above, two (2) or more shareholders who have a personal interest in a transaction that is brought for approval are deemed as joint holders. As of the date hereof, the Company is not aware of any controlling shareholders.

Under Israeli law, a “personal interest” of a shareholder of a company is defined as such shareholder’s personal interest in an action or a transaction of such company, including (i) a personal interest of such shareholder’s relative, and (ii) a personal interest of a corporation in which such shareholder or any of his or her relatives serves as a director or the chief executive officer, owns at least 5% (five percent) of its issued share capital or its voting rights, or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in such company. A personal interest includes the personal interest of either the proxy holder (whether or not the shareholder granting the proxy has a personal interest) or the shareholder granting the proxy, in each case, whether or not the proxy holder has discretion how to vote on the matter.

Under Israeli law, the term “relative” means a spouse, sibling, parent, grandparent or descendant and the spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Who Will Bear Proxy Solicitation Costs

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by us.

Voting Results

We will publish the final results of the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at http://investors.urogen.com/. The contents of that website, or the information that can be accessed through that website, are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2017 by:

•	each person or entity known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 13,751,390 ordinary shares outstanding as of December 31, 2017.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o UroGen Pharma Ltd., 9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel.

	NUMBER AND PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	NUMBER	PERCENT
5% or Greater Shareholders
Arkin Communication Ltd. (1)	1,643,658	12.0%
Menora Mivtachim Holdings Ltd. (2)	1,338,762	9.7%
Pontifax (Israel) III Limited Partnership (3)	998,171	7.3%
Pontifax Cayman III Limited Partnership (4)	465,998	3.4%
ProQuest Investments IV, L.P. (5)	1,451,329	10.6%
Directors and Executive Officers
Arie Belldegrun, M.D. (6)	303,693	2.2%
Ron Bentsur (7)	47,017	*
Fred Cohen, M.D. (8)	7,500	*
Kathryn Falberg (9)	10,000	*
Cynthia Butitta (10)	4,167	*
Pini Orbach, Ph.D. (11)	40,241	*
Stuart Holden, M.D. (12)	37,000	*
Gil Hakim (13)	159,602	1.1%
Gary Titus (14)	17,467	*
Ran Nussbaum (15)	1,464,169	10.6%
Mark Schoenberg, M.D. (16)	88,600	*
All directors and executive officers as a group (11 persons)	2,196,297	15.2%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.
(1)	Consists of 1,643,658 ordinary shares. Mr. Moshe Arkin is the sole beneficial owner of Arkin Communication Ltd. The percentage ownership of Arkin Communication Ltd. decreased from 21.0% as of March 31, 2017. The address of Arkin Communication Ltd. is 6 HaChoshlim St., Bldg. C, Herzliya 46724, Israel.
(2)	1,338,762 represents ordinary shares beneficially owned as of December 31, 2016, based on a Schedule 13G/A filed on December 6, 2017, by Menora Mivtachim Holdings Ltd. In such filing, Menora Mivtachim Holdings Ltd. lists its address as Menora House, 115 Allenby St., Tel Aviv 61008, Israel, and indicates that it has shared voting power with respect to 1,338,762 ordinary shares and shared dispositive power with respect to 1,338,762 ordinary shares.
(3)	Consists of 968,525 ordinary shares and 29,646 ordinary shares issuable upon exercise of outstanding options. Does not include 14,316 ordinary shares issuable upon exercise of outstanding options which have not vested. Pontifax Management Fund III L.P. is the general partner of Pontifax (Israel) III Limited Partnership, and Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Tomer Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by Pontifax (Israel) III Limited Partnership. The percentage ownership of Pontifax (Israel) III Limited Partnership decreased from 11.4% as of March 31, 2017. The address of Pontifax (Israel) III Limited Partnership is 14 Shenkar St., Herzliya 4672514, Israel.
(4)	Consists of 452,162 ordinary shares and 13,836 ordinary shares issuable upon exercise of outstanding options. Does not include 6,683 ordinary shares issuable upon exercise of outstanding options which have not vested. Pontifax Management Fund III L.P. is the general partner of Pontifax Cayman III Limited Partnership, and Pontifax Management III G.P. (2011) Ltd. is the general partner of Pontifax Management Fund III L.P. Tomer Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by Pontifax Cayman III Limited Partnership. The percentage ownership of Pontifax (Israel) III Limited Partnership decreased from 5.3% as of March 31, 2017. The address of Pontifax Cayman III Limited Partnership is 14 Shenkar St., Herzliya 4672514, Israel.
(5)	Consists of 1,451,329 ordinary shares. ProQuest Associates IV LLC is the managing member and sole general partner of ProQuest Investments VI, L.P. Jay Moorin and Alain Schreiber are the managing members of ProQuest Associates IV LLC and, as such, hold voting and/or dispositive power over the shares held by ProQuest Investments IV, L.P. The percentage ownership of ProQuest Investments IV, L.P. increased from 10.2% as of March 31, 2017. The address of ProQuest Investments IV, L.P. is 2430 Vanderbilt Beach Road, 108-190, Naples, FL 34109, USA.
(6)	Consists of (i) 84,211 ordinary shares and 219,482 ordinary shares issuable upon exercise of outstanding options. Does not include 85,000 ordinary shares issuable upon exercise of outstanding options which have not vested.
(7)	Consists of 33,683 ordinary shares and 13,334 ordinary shares issuable upon exercise of outstanding options. Does not include 66,666 ordinary shares issuable upon exercise of outstanding options which have not vested.

(8)	Consists of 7,500 ordinary shares issuable upon exercise of outstanding options. Does not include 32,500 ordinary shares issuable upon exercise of outstanding options which have not vested.
(9)	Consists of 10,000 ordinary shares issuable upon exercise of outstanding options. Does not include 30,000 ordinary shares issuable upon exercise of outstanding options which have not vested.
(10)	Consists of 4,167 ordinary shares issuable upon exercise of outstanding options. Does not include 45,833 ordinary shares issuable upon exercise of outstanding options which have not vested.
(11)	Consists of 40,241 ordinary shares issuable upon exercise of outstanding options. Does not include 21,000 ordinary shares issuable upon exercise of outstanding options which have not vested.
(12)	Consists of 37,000 ordinary shares issuable upon exercise of outstanding options. Does not include 21,000 ordinary shares issuable upon exercise of outstanding options which have not vested.
(13)	Consists of 23,033 ordinary shares and 136,569 ordinary shares issuable upon exercise of outstanding options. Does not include 74,333 ordinary shares issuable upon exercise of outstanding options which have not vested.
(14)	Consists of 17,467 ordinary shares issuable upon exercise of outstanding options. Does not include 67,733 ordinary shares issuable upon exercise of outstanding options which have not vested.
(15)	Consists of beneficial ownership of securities held by Pontifax (Israel) III Limited Partnership and Pontifax Cayman III Limited Partnership described in notes 2 and 3 above.
(16)	Consists of Consists of 88,600 ordinary shares issuable upon exercise of outstanding options. Does not include 43,200 ordinary shares issuable upon exercise of outstanding options which have not vested.

PROPOSAL NO. 1

APPROVAL OF A COMPENSATION POLICY FOR OFFICE HOLDERS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law).

Accordingly, our board of directors approved, following the recommendation of our compensation committee, a compensation policy for office holders in the form attached hereto as Appendix A (the “Compensation Policy”) and our shareholders are being asked to approve the Compensation Policy at the Meeting.

In recommending and approving the Compensation Policy, our compensation committee and board of directors considered the various factors set forth in the Companies Law, and reviewed various data and other information they deemed relevant, including, among others: (i) promoting the Company’s objectives, business plan and long-term policy; (ii) creating appropriate incentives for the Company’s office holders, considering, among other issues, the Company’s risk management policy; (iii) the Company’s size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Under the Companies Law, subject to certain conditions, our board of directors may adopt the Compensation Policy, even if it is not approved by the shareholders.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, excluding abstentions; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% (two percent) of the voting rights of the Company.

In order for a vote on Proposal 1 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under such proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposal 1, you must indicate in Item 1A on the proxy card whether or not you have a personal interest or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 1. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 1.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Compensation Policy for office holders, in the form attached as Appendix A to UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

PROPOSAL NOS. 2, 3, 4, AND 5

APPROVAL OF A GRANT OF OPTIONS TO EACH OF

PROF. ARIE BELLDEGRUN, DR. STUART HOLDEN, DR. PINI ORBACH AND MR. RAN NUSSBAUM

(SEPARATELY WITH RESPECT TO EACH OF PROF. ARIE BELLDEGRUN, DR. STUART HOLDEN, DR. PINI ORBACH AND MR. RAN NUSSBAUM)

Background

Under the Companies Law, remuneration of the members of our board of directors requires, in addition to the approval of our compensation committee and board of directors, shareholder approval. The grants of options to each of Prof. Arie Belldegrun, Dr. Stuart Holden, Dr. Pini Orbach and Mr. Ran Nussbaum, as described below, were approved by our compensation committee and board of directors in August 2017, and, in accordance with the Companies Law, also require approval by our shareholders.

Prior to the Company’s initial public offering, each of Prof. Arie Belldegrun, Dr. Stuart Holden, Dr. Pini Orbach and Mr. Ran Nussbaum, the Company’s then non-employee directors, was granted options to purchase ordinary shares. Specifically, Prof. Arie Belldegrun holds options to purchase 294,482 of our ordinary shares, Dr. Stuart Holden holds options to purchase 48,000 of our ordinary shares, Dr. Pini Orbach holds options to purchase 51,241 of our ordinary shares, and Mr. Ran Nussbaum holds options to purchase 54,481 of our ordinary shares. Each of Prof. Arie Belldegrun, Dr. Stuart Holden, Dr. Pini Orbach and Mr. Ran Nussbaum is a non-employee director of the Company and satisfies the independent director requirements under the Nasdaq Rules. It is proposed that each of Prof. Arie Belldegrun, Dr. Stuart Holden, Dr. Pini Orbach and Mr. Ran Nussbaum, be granted options to purchase up to 10,000 of our ordinary shares as further described below. It is further proposed that Prof. Arie Belldegrun as Chairman of our board of directors be granted options to purchase up to an additional 40,000 of our ordinary shares as further described below.

Grant of Options

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of options to each of Prof. Arie Belldegrun, Dr. Stuart Holden, Dr. Pini Orbach and Mr. Ran Nussbaum, to purchase 10,000 of our ordinary shares (the “Director Options”), and a grant of options to Prof. Arie Belldegrun, as Chairman of our board of directors, to purchase an additional 40,000 of our ordinary shares (the “Chairman Options”). The Director Options and the Chairman Options will be granted under our 2017 Equity Incentive Plan and Israeli Sub-Plan to the 2017 Equity Incentive Plan (together, the “2017 Plan”). The exercise price of the Director Options will be $17.67, which was the closing price of our ordinary shares on August 10, 2017, the date each of Prof. Arie Belldegrun, Dr. Stuart Holden, Dr. Pini Orbach and Mr. Ran Nussbaum was granted the Director Options (the “Director Grant Date”) and the exercise period will be ten years from the Director Grant Date. The Director Options will vest in four equal installments on a quarterly basis as of July 1, 2017. The exercise price of the Chairman Options will be $43.67, which was the closing price of our ordinary shares on January 10, 2018, the date Prof. Arie Belldegrun was granted the Chairman Options (the “Chairman Grant Date”), and the exercise period will be ten years from the Chairman Grant Date. The Chairman Options will vest in four equal installments on a quarterly basis as of January 10, 2018.

We currently have outstanding options to purchase our ordinary shares and restricted share units (“RSUs”) that were granted under our 2017 Plan. As of December 31, 2017, 725,500 ordinary shares which are not subject to outstanding equity awards remained available for issuance under the 2017 Plan and none of our ordinary shares remained available for issuance under our 2010 Israeli Share Option Plan. As of December 31, 2017, options to purchase up to 630,000 of our ordinary shares and 94,500 RSUs, after giving effect to the grants of 405,000 options and 12,500 RSUs for which approval is sought in this Proxy Statement pursuant to Proposals 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12, were outstanding under our 2017 Plan and, options to purchase up to 1,703,531 of our ordinary shares and 182,060 RSUs were outstanding under our 2010 Israeli Share Option Plan.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution, excluding abstentions; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution voted against the resolution does not exceed 2% (two percent) of the voting rights of the Company.

In order for a vote on each of Proposals 2, 3, 4 and 5 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under the relevant proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposal 2, 3, 4 or 5, you must indicate in Items 2A, 3A, 4A and 5A on the proxy card, as applicable, whether or not you have a personal interest in the resolution under the relevant proposal or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 2, 3, 4 or 5, as applicable. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of Proposals 2, 3, 4 and 5.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each of Prof. Arie Belldegrun, Dr. Stuart Holden, Dr. Pini Orbach and Mr. Ran Nussbaum):

“RESOLVED, that the grant of options to purchase an aggregate of 50,000 ordinary shares of the Company to Prof. Arie Belldegrun, as director and Chairman of the board of directors of the Company, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the grant of options to purchase 10,000 ordinary shares of the Company to Dr. Stuart Holden, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the grant of options to purchase 10,000 ordinary shares of the Company to Dr. Pini Orbach, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the grant of options to purchase 10,000 ordinary shares of the Company to Mr. Ran Nussbaum, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

PROPOSAL NOS. 6, 7 AND 8

APPROVAL OF A GRANT OF OPTIONS TO EACH OF MS. KATHRYN FALBERG, DR. FRED COHEN AND MS. CYNTHIA BUTITTA

(SEPARATELY WITH RESPECT TO EACH OF MS. KATHRYN FALBERG, DR. FRED COHEN AND MS. CYNTHIA BUTITTA)

Background

The grants of options to each of Ms. Kathryn Falberg and Dr. Fred Cohen, as described below, were approved by our compensation committee and board of directors in May 2017, and the grant of options to Ms. Cynthia Butitta, as described below, was approved by our compensation committee and board of directors in October 2017 and, in accordance with the Companies Law, such grants also require approval by our shareholders.

Each of Ms. Kathryn Falberg, Dr. Fred Cohen and Ms. Cynthia Butitta is a non-employee director of the Company and satisfies the independent director requirements under the Nasdaq Rules. Therefore, it is proposed that each of Ms. Kathryn Falberg and Dr. Fred Cohen, be granted options to purchase up to 40,000 of our ordinary shares, and that Ms. Cynthia Butitta be granted options to purchase up to 50,000 of our ordinary shares, all as further described below.

Grant of Options

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of options to each of Ms. Kathryn Falberg and Dr. Fred Cohen, to purchase 40,000 of our ordinary shares, and a grant of options to Ms. Cynthia Butitta to purchase 50,000 of our ordinary shares (the “New Director Options”). The New Director Options will be granted under the 2017 Plan. The exercise price of the options granted to Ms. Kathryn Falberg will be $13.00, which was the closing price of our ordinary shares on May 3, 2017, the date Ms. Kathryn Falberg was granted her New Director Options, the exercise price of the options granted to Dr. Fred Cohen will be $16.99, which was the closing price of our ordinary shares on May 15, 2017, the date Dr. Fred Cohen was granted his New Director Options, and the exercise price of the options granted to Ms. Cynthia Butitta will be $30.66, which was the closing price of our ordinary shares on October 30, 2017, the date Ms. Cynthia Butitta was granted her New Director Options (each, a “Grant Date”) and the exercise period will be ten years from the Grant Date. The options granted to Ms. Kathryn Falberg will vest in monthly installments over a three-year period as of her Grant Date. The options granted to Dr. Fred Cohen will vest in equal monthly installments of 2,500 options over a three-year period as of his Grant Date, except that 12,500 options will vest on May 15, 2018. The options granted to Ms. Cynthia Butitta will vest quarterly in twelve equal installments over a three (3) year period, with the first 1/12th of the ordinary shares subject to such options vesting on the three (3) month anniversary of her Grant Date, and the remaining ordinary shares subject to such options vesting quarterly thereafter on the same day of the month as her Grant Date.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution, excluding abstentions; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution voted against the resolution does not exceed 2% (two percent) of the voting rights of the Company.

In order for a vote on each of Proposals 6, 7 and 8 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under the relevant proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposal 6, 7 or 8, you must indicate in Items 6A, 7A and 8A on the proxy card, as applicable, whether or not you have a personal interest in the resolution under the relevant proposal or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 6, 7 or 8, as applicable. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of Proposals 6, 7 and 8.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each of Ms. Kathryn Falberg, Dr. Fred Cohen and Ms. Cynthia Butitta):

“RESOLVED, that the grant of options to purchase 40,000 ordinary shares of the Company to Ms. Kathryn Falberg, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 102, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the grant of options to purchase 40,000 ordinary shares of the Company to Dr. Fred Cohen, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the grant of options to purchase 50,000 ordinary shares of the Company to Ms. Cynthia Butitta, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

PROPOSAL NOS. 9, 10, 11 AND 12

APPROVAL OF THE TERMS OF EMPLOYMENT AND A GRANT OF EQUITY AWARDS TO EACH OF MESSRS. RON BENTSUR, GIL HAKIM, GARY TITUS AND MARK SCHOENBERG

(SEPARATELY WITH RESPECT TO EACH OF MESSRS. RON BENTSUR, GIL HAKIM, GARY TITUS AND MARK SCHOENBERG)

Background

Under the Companies Law, approval of the engagement terms of our office holders, under certain circumstances requires, in addition to the approval of our compensation committee and board of directors, shareholder approval. The engagement terms and grants of equity awards to each of Messrs. Ron Bentsur, Gil Hakim, Gary Titus and Mark Schoenberg, as described below, were approved by our compensation committee and board of directors in December 2017, and, in accordance with the Companies Law, also require approval by our shareholders.

It is proposed to pay:

•	Mr. Ron Bentsur, Chief Executive Officer and director of the Company, an annual base salary of US$535,000 and a 50% base salary annual target bonus based on the achievement of corporate annual goals and objectives as the Board shall determine from time to time (“Target Bonus”);

•	Mr. Gil Hakim, President of Israel Operation of the Company, an annual base salary of US$360,000, a 40% Target Bonus, and an additional US$100,000 bonus in connection with the Company’s May 2017 initial public offering;

•	Mr. Gary Titus, Chief Financial Officer of the Company, an annual base salary of US$360,000, a 40% Target Bonus; and

•	Prof. Mark Schoenberg, Chief Medical Officer of the Company, an annual base salary of US$200,000 until December 7, 2018 and thereafter an annual base salary of US$450,000, a 50% Target Bonus target and a US$75,000 signing bonus.

In addition, it is proposed that each of Messrs. Ron Bentsur, Gil Hakim, Gary Titus and Mark Schoenberg, be granted equity awards to purchase certain amounts of our ordinary shares as further described below.

Grant of Equity Awards

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of options to Mr. Ron Bentsur to purchase:

•	80,000 of our ordinary shares, (the “CEO 2017 Options”). The CEO 2017 Options will be granted under the 2017 Plan. The exercise price of the options granted to Mr. Ron Bentsur will be $19.55, which was the closing price of our ordinary shares on July 13, 2017, the date Mr. Ron Bentsur was granted the CEO 2017 Options (the “CEO 2017 Options Grant Date”) and the exercise period will be ten years from the CEO 2017 Options Grant Date. The options granted to Mr. Ron Bentsur will vest in equal quarterly installments over a three-year period as of June 28, 2017.

•	50,000 of our ordinary shares, (the “CEO 2018 Options”). The CEO 2018 Options will be granted under the 2017 Plan. The exercise price of the options granted to Mr. Ron Bentsur will be $43.67, which was the closing price of our ordinary shares on January 10, 2018, the date Mr. Ron Bentsur was granted the CEO 2018 Options (the “CEO 2018 Options Grant Date”) and the exercise period will be ten years from the CEO 2018 Options Grant Date. The options granted to Mr. Ron Bentsur will vest in equal quarterly installments over a three-year period as of the CEO 2018 Options Grant Date.

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of options to Mr. Gil Hakim to purchase:

•	50,000 of our ordinary shares, (the “President 2017 Options”). The President 2017 Options will be granted under the 2017 Plan. The exercise price of the options granted to Mr. Gil Hakim will be $19.55, which was the closing price of our ordinary shares on July 13, 2017, the date Mr. Gil Hakim was granted the President 2017 Options (the “President 2017 Options Grant Date”) and the exercise period will be ten years from the President 2017 Options Grant Date. The options granted to Mr. Gil Hakim will vest in equal quarterly installments over a three-year period as of June 28, 2017.

•	30,000 of our ordinary shares, (the “President 2018 Options”). The President 2018 Options will be granted under the 2018 Plan. The exercise price of the options granted to Mr. Gil Hakim will be $43.67, which was the closing price of our ordinary shares on January 10, 2018, the date Mr. Gil Hakim was granted the President 2018 Options (the “President 2018 Options Grant Date”) and the exercise period will be ten years from the President 2018 Options Grant Date. The options granted to Mr. Gil Hakim will vest in equal quarterly installments over a three-year period as of the President 2018 Options Grant Date January 10, 2018.

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of options to Mr. Gary Titus to purchase:

•	40,000 of our ordinary shares, (the “CFO 2017 Options”). The CFO 2017 Options will be granted under the 2017 Plan. The exercise price of the options granted to Mr. Gary Titus will be $19.55, which was the closing price of our ordinary shares on June 28, 2017, the date Mr. Gary Titus was granted the CFO 2017 Options (the “CFO 2017 Options Grant Date”) and the exercise period will be ten years from the CFO 2017 Options Grant Date. The options granted to Mr. Gary Titus will vest in equal quarterly installments over a three-year period as of the CFO 2017 Options Grant Date.

•	25,000 of our ordinary shares, (the “CFO 2018 Options”). The CFO 2018 Options will be granted under the 2017 Plan. The exercise price of the options granted to Mr. Gary Titus will be $43.67, which was the closing price of our ordinary shares on January 10, 2018, the date Mr. Gary Titus was granted the CFO 2018 Options (the “CFO 2018 Options Grant Date”) and the exercise period will be ten years from the CFO 2018 Options Grant Date. The options granted to Mr. Gary Titus will vest in equal quarterly installments over a three-year period as of the CFO 2018 Options Grant Date.

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of options to Prof. Mark Schoenberg to purchase 15,000 of our ordinary shares (the “CMO Options”) and 12,500 RSUs. The CMO Options and RSUs will be granted under the 2017 Plan. The exercise price of the options granted to Prof. Mark Schoenberg will be $39.26, which was the closing price of our ordinary shares on December 7, 2017, the date Prof. Mark Schoenberg was granted the CMO Options (the “CMO Grant Date”) and the exercise period will be ten years from the CMO Grant Date. The CMO Options and RSUs granted to Prof. Mark Schoenberg will vest as follows: 1/3 (one third) of the options will vest on the 1st (first) anniversary of December 4, 2017, and 1/12 (one twelfth) of the options will vest quarterly thereafter for the remaining 8 (eight) quarters.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution, excluding abstentions; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution voted against the resolution does not exceed 2% (two percent) of the voting rights of the Company.

In order for a vote on each of Proposals 9, 10, 11 and 12 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under the relevant proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposal 9, 10, 11 or 12, you must indicate in Items 9A, 10A, 11A and 12A on the proxy card, as applicable, whether or not you have a personal interest in the resolution under the relevant proposal or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 9, 10, 11 or 12, as applicable. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of Proposals 9, 10, 11 and 12.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each of Messrs. Ron Bentsur, Gil Hakim, Gary Titus and Mark Schoenberg):

“RESOLVED, that the employment terms and grant of options to purchase 130,000 ordinary shares of the Company to Mr. Ron Bentsur, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the employment terms and grant of options to purchase 80,000 ordinary shares of the Company to Mr. Gil Hakim, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the employment terms and grant of options to purchase 65,000 ordinary shares of the Company to Mr. Gary Titus, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the employment terms and grant of options to purchase 15,000 ordinary shares of the Company and of 12,500 RSUs to Prof. Mark Schoenberg, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

PROPOSAL NOS. 13, 14 AND 15

APPROVAL OF 2017 ANNUAL GOALS AND OBJECTIVES BONUS TO EACH OF MESSRS. RON

BENTSUR, GIL HAKIM AND GARY TITUS

(SEPARATELY WITH RESPECT TO EACH OF MESSRS. RON BENTSUR, GIL HAKIM AND GARY TITUS)

Background

Under the Companies Law, approval of the engagement terms of our office holders, under certain circumstances requires, in addition to the approval of our compensation committee and board of directors, shareholder approval. The grants of 2017 Annual Goals and Objectives Bonus (“2017 G&O Bonus”) to each of Messrs. Ron Bentsur, Gil Hakim and Gary Titus, as described below, were approved by our compensation committee in January 3, 2018 and our board of directors in January 10, 2018, and, in accordance with the Companies Law, also require approval by our shareholders.

It is proposed to pay:

•	Mr. Ron Bentsur, Chief Executive Officer and director of the Company, a 2017 G&O Bonus in the amount of US$247,500;

•	Mr. Gil Hakim, President of Israel Operation of the Company, a 2017 G&O Bonus in the amount of US$125,125; and

•	Mr. Gary Titus, Chief Financial Officer of the Company, a 2017 G&O Bonus in the amount of US$125,125.

Grant of 2017 Annual Goals and Objectives Bonus

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of 2017 G&O Bonus to Mr. Ron Bentsur in the amount of US$247,500.

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of 2017 G&O Bonus to Mr. Ron Bentsur in the amount of US$125,125.

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant 2017 G&O Bonus to Mr. Ron Bentsur in the amount of US$125,125.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution, excluding abstentions; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution voted against the resolution does not exceed 2% (two percent) of the voting rights of the Company.

In order for a vote on each of Proposals 13, 14 and 15 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under the relevant proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposals 13, 14 and 15, you must indicate in Items 13A, 14A and 15A on the proxy card, as applicable, whether or not you have a personal interest in the resolution under the relevant proposal or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposals 13, 14 and 15, as applicable. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of Proposals 13, 14 and 15.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each of Messrs. Ron Bentsur, Gil Hakim and Gary Titus):

“RESOLVED, that the employment terms and grant of 2017 G&O Bonus to Mr. Ron Bentsur in the amount of US$247,500 to Mr. Ron Bentsur, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the employment terms and grant of 2017 G&O Bonus to Mr. Ron Bentsur in the amount of US$125,125 to Mr. Gil Hakim, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the employment terms and grant of 2017 G&O Bonus to Mr. Ron Bentsur in the amount of US$125,125 to Mr. Gary Titus, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

PROPOSAL NO. 16

APPROVAL OF AN AMENDMENT OF THE OFFICER INDEMNITY AND EXCULPATION AGREEMENTS

Background

Under the Companies Law, amending certain terms of engagement with our office holders, such as director and officer insurance indemnification requires in some circumstances, in addition to the approval of our compensation committee and board of directors, shareholder approval. The amendment of the Officer Indemnitee and Exculpation Agreements with our directors and officers, as described below, was approved by our compensation committee and board of directors in June 2017, and, in accordance with the Companies Law, also requires approval by our shareholders.

Amendment of Officer Indemnitee and Exculpation Agreements

In accordance with the approval of our compensation committee and board of directors, the amendment of the May 2017 Officer Indemnitee and Exculpation Agreements (“Indemnity Agreement”) shall apply to all such Indemnity Agreements made and entered into, or which will be made and entered into, by the Company and the respective officers and directors as of May 9th, 2017. Pursuant to the amendment, the maximum amount payable by the Company to an indemnitee for a monetary liability imposed on the indemnitee in favor of a third party in a court judgment shall be as provided by the directors and officer insurance policy and by any other insurance policy or policies, instead of two million five hundred thousand United States dollars (US$ 2,500,000).

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, excluding abstentions; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% (two percent) of the voting rights of the Company.

In order for a vote on Proposal 16 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under such proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposal 16, you must indicate in Item 16A on the proxy card whether or not you have a personal interest or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 16. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 16.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment of the May 2017 Officer Indemnitee and Exculpation Agreements, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors,

/s/ Ron Bentsur

Ron Bentsur

Chief Executive Officer

Ra’anana, Israel

January 10, 2018

APPENDIX A

PROPOSED COMPENSATION POLICY FOR OFFICE HOLDERS

UROGEN PHARMA LTD.

2018 OFFICERS1 COMPENSATION POLICY

1.	INTRODUCTION

1.1. UroGen Pharma Ltd. (“Company”) is a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies. The Company has an innovative and broad pipeline of product candidates that it believes can overcome the deficiencies of current treatment options for a variety of urological conditions with a focus on uro-oncology.

1.2. On May 9, 2017, the Company registered its shares on the NASDAQ Global Market (URGN).

1.3. Per the provisions of Amendment 20 (“Amendment 20”) to the Companies Law 5759-1999 (“Companies Law””), the Company’s Board of Directors (“Board”) has established a Compensation Committee (“Compensation Committee”). After consideration of all the issues as detailed in Amendment 20, the Compensation Committee has recommended that the Board shall adopt the director’s and officer’s compensation policy (“Compensation Policy”), specified below. The Board has considered the Compensation Committee’s recommendation and on the basis of such recommendation has approved the Compensation Policy.

1.4. Company’s vision is to implement its unique knowledge and expertise in the field of urological pathologies, to further develop an innovative and broad pipeline of product candidates. As such, Company envisions its mission for the coming years to be: (i) establish each of our lead product candidates, MitoGel and VesiGel, as the first-line therapy in its target; (ii) expand our uro-oncology product pipeline, including Vesimune; (iii) utilize our proprietary technology to expand our pipeline to other body cavities and indications; and (iv) evaluate and selectively pursue potential collaborations to develop improved formulations and product lifecycle management strategies.

1.5. Several main principles and objectives form the basis of the Compensation Policy: (a) to promote the Company’s mission, long term goals and targets; (b) to create appropriate incentives for the Company’s directors and officers with the aim of aligning such directors’ and officers’ compensation with the Company’s mission and goals, taking into account, inter alia, the compensation ranges for similar roles in the life science industry in the U.S.; (c) to adapt a compensation package combination that matches the size of the Company and the nature of its activities also in the context of comparable publicly-traded life science companies - of similar market capitalization and/or stage of development; and (d) to comply with the provisions of the law by compensating those eligible pursuant to the Compensation Policy, based on their contribution and their efforts to the development of the Company’s business and promotion of its goals, in the short and long term.

1.6. The Compensation Policy is a multi-year policy which shall be in effect for a period of five (5) years from the date the shareholders of the Company approved it (“Effective Date”), following which date it shall be subject to re-approval, and then every three (3) years thereafter. The Compensation Committee and the Board shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved (subject to changes to be decided by the Compensation Committee), as required by the applicable law.

[1]	The term “officer” in this policy will be interpreted in accordance with the definition set out in the Companies Law: “a chief executive officer, a chief business manager, a deputy general manager, vice general manager, any person who holds such position in the company even if such person holds a different title and any director and other manager/officer who reports directly to the chief executive officer”.

1.7. The Compensation Policy shall be subject to all mandatory provisions of any applicable law which apply to the Company and its directors and officers, and to the Company’s Articles of Association.

2.	THE COMPENSATION POLICY

2.1. Parameters for Examining the Officer Compensation Terms. In general, the compensation terms for Officers shall be examined, while taking into consideration, inter alia, the following parameters:

2.1.1. The education, qualifications, expertise, seniority (in the Company in particular, and in the officer’s profession in general), professional experience and achievements of the officer;

2.1.2. The officer’s position, and his previous agreements;

2.1.3. The officer’s contribution to the Company’s business and stability;

2.1.4. The degree of responsibility imposed on the officer; The Company’s need to retain officers who have skills, know-how or unique expertise;

2.1.5. The Company’s global nature;

2.1.6. The ratio between the officer’s employment terms and conditions of and other Company employees and/or contract workers employed by the Company and in particular the ratio between such officer’s compensation to the average wage and the median wage in the Company and the impact of the differences on employment costs and labor relations in the Company.

2.2. Compensation Terms of Officers. The Company shall be entitled to grant to its officers (to all or part of them) a compensation package which may include a signing bonus, base salary, commissions, annual cash bonus, retirement grant and Share-Based Compensation (as defined below), or any combination thereof.

2.2.1. Base Salary. The base salary of each officer in the Company, whether paid as salary or as service fee through a management contract against a proper invoice, shall be determined based on the parameters specified in Section 2.1 above (“Base Salary”). In any case where an officer is providing services through a management services agreement and consideration is paid against an invoice, for the purpose of the Compensation Policy, the Base Salary of such officer shall be deemed to be equal to approximately seventy five percent (75%) of the total consideration paid for his services, under such invoice, excluding VAT. The Base Salary of Officers whose company car tax liability is grossed up and paid by the Company, shall be deemed to be commensurately below that (approximately seventy percent (70%)) of the total consideration paid for his services, excluding VAT.

The Compensation Committee and the Board shall be entitled to update the Base Salary and other terms of engagement of the CEO without shareholder approval, if such terms are not materially more favorable than in the previous engagement, which itself received Board, Compensation Committee and shareholders’ approval. Additionally, the CEO may approve non-material changes to a subordinate officer’s engagement terms in accordance with this Compensation Policy, without further approval by the Compensation Committee or Board. In general, and without derogating from further limitations under applicable law, updating the Base Salary at a rate that exceeds ten percent (10%) per year, of the Base Salary prior to such update (without taking into account any linkage differentials) will be deemed a material change (“Material Change”) and shall be considered as a deviation from this Compensation Policy. As of the Effective Date:

2.2.1.1. Base Salary for chief executive officer (“CEO”) shall be, five hundred thirty-five thousand U.S. Dollars (US$535,000) per annum, subject to annual updating at a rate not to exceed ten percent (10%) per year.

2.2.1.2. Base Salary for any officer reporting directly to the CEO shall be between three hundred thousand U.S. Dollars (US$300,000) per annum and five hundred thousand U.S. Dollars (US$500,000) per annum.

2.2.2. Additional Terms of Compensation. The compensation for each officer may include additional standard benefits such as social benefits, pension insurance, managers’ insurance, study fund, severance payment, car allowance, mobile phone allowance, and medical insurance. For the avoidance of doubt, in any event, the aggregate amount and/or update of such additional benefits shall not exceed fifty percent (50%) of the officer’s Base Salary, excluding such officers whose company car tax liability is grossed up and paid by the Company, in which case such additional benefits shall not exceed seventy percent (70%) of the officer’s Base Salary.

2.2.3. Insurance, Exculpation and Indemnification. The officers of the Company shall be entitled to benefit from the insurance, exculpation and indemnification arrangements, to be approved from time to time by the Company, pursuant to the provisions of the Articles of Association of the Company and applicable law.

2.2.4. Retirement Terms

2.2.4.1. Advance Notice. The advance notice period shall be determined individually with respect to each officer, taking into consideration the parameters set forth in Section 2.1 above, but shall not exceed a period of twelve (12) months advance notice (“Advance Notice”), except in cases whereby a Severance payment is specified in the Officers’ employment agreement for termination without cause or for Good Reason.

2.2.4.2. In any event the combination of an Advance Notice and a Retirement Grant provided to a Company Officer shall not exceed a period of twelve (12) months all together.

2.2.5. Annual Cash Bonus

2.2.5.1. Maximum Amount of the Annual Cash Bonus

The compensation package of officers may include an annual cash bonus based on long-term measurable criteria and non-measurable criteria as set forth hereunder (“Bonus”).

In the event that an officer is eligible for a Bonus, pursuant to the terms of his or her employment, the Bonus shall be subject to the following:

•	The Bonus of each officer shall not exceed twelve (12) times such officer’s monthly Base Salary.

•	In any event, the aggregate amount of all Bonuses paid to each of the Company’s officers (on an annual basis), on the date of payment thereof, shall not exceed the gross sum equal to 50% (fifty percent) of the Base Salary with respect to such Company’s officers (“Bonus Ceiling”).

•	The Bonus will be based mainly (in the case of the CEO, at least 80%) on measurable criteria consistent with goals and objectives established at comparable companies such as those related to clinical, regulatory and manufacturing progress, at the sole discretion of the Board.

2.2.5.2. The Board shall have discretion to reduce any amount out of the Bonus, excluding such bonuses the Company is obligated to pay its employees under any valid employment agreement and any such measurable criteria thereunder.

2.2.6. Share-based Compensation

2.2.6.1. The Board shall be entitled to grant to the Company’s directors and officers: Options, Restricted Stock Units or any other share-based compensation (“Share-based Compensation”), pursuant to the Company’s 2017 Equity Incentive Plan (the “Plan”), from time to time and subject to any applicable law. The Board may delegate its authority to grant Share-based Compensation under the Plan to a committee of the Board if it first sets the criteria for such grants (type, number of shares per position, term of option and vesting schedule). Further the Board may delegate the authority to issue the shares so issuable upon conversion or exercise of convertible securities to a committee or the CEO.

2.2.6.2. In any event, the amount of the Share Based Compensation granted to the Company’s officers (on an annual basis) shall not exceed:

•	CEO - 150,000 (one hundred fifty thousand) Options or Restricted Stock Units; and

•	Any officer reporting directly to the CEO - 80,000 (eighty thousand) Options or Restricted Stock Units.

2.2.6.3. When discussing the grant of a Share-based Compensation to an officer of the Company, the Compensation Committee and the Board shall consider whether the aforesaid grant is a suitable incentive for increasing the Company’s value in the long term, the economic value of the grant, the exercise price and the other terms

2.2.6.4. Share-Based Compensation, if granted, shall mature in installments or vesting periods (or depend on meeting milestones) which shall take into account the appropriate incentive, in light of the Company’s objectives in the years following the approval of the grant, and in any event the vesting shall be at a minimum (i) first cliff after one (1) year from the date of grant; and (ii) full vesting after thirty-six (36) months from the date of an officer first grant. As of the second grant to an officer, full vesting shall occur no earlier than thirty-six (36) months from the date of such applicable grant.

2.2.6.5. The exercise price and any other terms of the grant will be determined by the Compensation Committee and the Board, as required by any applicable law. In any event, such exercise price shall be equal to the average Closing Price of the Company’s share during the thirty (30) day period preceding the date of such grant.

2.2.6.6. The Compensation Committee has decided that in light of the limitations specified in Section 2.2.6 2 above, a limitation on the fair value of the Share- Based Compensation after the date of grant will not be imposed.

2.2.7. Claw Back

2.2.7.1. In the event that a payment to an officer is based on false and/or restated financial statements of the Company, the officer shall not be entitled to any additional payment and shall be required to repay any excess payments made to them.

2.3. Changes to an Existing Agreements with Officers. Any changes to the terms and conditions of an employment agreement with an officer, shall be examined by the

Compensation Committee in order to determine whether: (i) the change is considered a Material Change in comparison to such officer’s current employment terms; and (ii) whether such change is in compliance with the Company’s Compensation Policy.

2.4. Compensation of Directors

2.4.1. Each member of the Board who is not also serving as an employee of the Company or any of its affiliates (each such member, an “Eligible Director”) will receive the compensation described in this Compensation Policy for his or her Board service. An Eligible Director may decline all or any portion of his or her compensation by giving notice to the Company prior to the date cash is to be paid or equity awards are to be granted, as the case may be.

2.4.2. The annual cash compensation amount set forth below is payable in equal quarterly installments, payable in arrears on the last day of each fiscal quarter in which the service occurred and payable in any currency chosen by each Eligible Director. If an Eligible Director joins the Board or a committee of the Board at a time other than effective as of the first day of a fiscal quarter, each annual retainer set forth below will be pro-rated based on days served in the applicable fiscal year, with the pro-rated amount paid for the first fiscal quarter in which the Eligible Director provides the service, and regular full quarterly payments thereafter, as follows:

Position	Board		Audit Committee		Compensation, Nominating and Corporate Governance Committee
Chairman	US$	75,000	US$	20,000	US$	15,000
Eligible Director/Member	US$	40,000	US$	7,500	US$	5,000

2.4.3. The annual cash compensation will be paid on quarterly basis in arrears.

2.4.4. The compensation of the Company’s directors, who also serve as executive officers, shall be subject to the limitations as set forth above in this Compensation Policy. To the extent applicable, the compensation of the Company’s external directors (“External Directors”) shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 (“Compensation of Directors Regulations”).

2.4.5. Subject to applicable law, compensation shall be allowed in amounts higher than what is stated in the Compensation of Directors Regulations if any of the External Directors is a professional director, an expert director or a director who makes a unique contribution to the Company.

2.4.6. The Company shall be entitled to pay to its External Directors Share-Based Compensation subject to applicable law and under the restrictions as set forth under section 2.2.6, but in any event the aggregate fair value of the Share-Based Compensation, measured at the time of a new grant, for all of the External Directors of the Company, as a group, in a five-year period, shall not exceed a fair value of US$ 7,500,000 (seven million five hundred thousand U.S. Dollars).

2.4.7. The equity compensation set forth below will be granted under the Plan. All stock options granted under this Compensation Policy will be nonstatutory stock options, with an exercise price per share equal to 100% (one hundred percent) of the Fair Market Value (as defined in the Plan) of the underlying Ordinary Shares on the date of grant, and a term of ten (10) years from the date of grant (subject to earlier termination in connection with a termination of service as provided in the Plan).

2.4.7.1. Initial Grant: On the Effective Date (in the case of Eligible Directors serving on the Board as of the Effective Date), or on the date of the Eligible Director’s initial appointment or election to the Board (in the case of Eligible Directors joining the Board following the Effective Date) (or, if either such date is not a market trading day, the first market trading day thereafter), each newly appointed Eligible Director will be automatically, and without further action by the Board or Compensation Committee, but subject to shareholders approval, if required, granted an option to purchase 20,000 (twenty thousand) Ordinary Shares at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the Eligible Director’s initial appointment or election to the Board (or, if either such date is not a market trading day, the first market trading day thereafter). The shares subject to each such stock option will vest in equal quarterly installments for 12 (twelve) quarters, subject to the Eligible Director’s Continuous Service (as defined in the Plan) through such vesting dates. A grant in excess of the 20,000 (twenty thousand) Initial Grant may be applied as an inducement for Eligible prospective or existing Directors, including the Chairman of the Company, in cases where the Board deems it appropriate in order to advance the interest of the Company.

2.4.7.2. Annual Grant: On the date of each annual shareholders meeting of the Company held after the Effective Date, each Eligible Director who continues to serve as a non-employee member of the Board following such shareholders meeting will be automatically, and without further action by the Board or Compensation Committee, granted an option to purchase 10,000 (ten thousand) Ordinary Shares at an exercise price equal to the closing price of the Ordinary Shares on the date of grant. The shares subject to each such stock option will vest in equal quarterly installments for 4 (four) quarters, subject to the Eligible Director’s Continuous Service (as defined in the Plan) through such vesting dates.

If a director joins the Board between annual meetings, the annual grant awarded at his/her first annual meeting will be pro-rated based on the duration of service leading up to the meeting date: (i) for service between 0 (zero) and 90 (ninety) days - no grant; (ii) for service between 91 (ninety-one) and 180 (one hundred eighty) days - 5,000 (five thousand) options; and (iii) for service of at least 181 (one hundred eighty-one) days - 10,000 (ten thousand) options.

3.	GENERAL

The Compensation Committee and the Board shall, from time to time, review the Compensation Policy and assess the need to adjust it, based, inter alia, on the considerations and guidelines set forth in this policy. In so doing, they will conduct an examination of changes in the Company’s goals, market conditions, the Company’s profits and revenues in previous periods and in real time, and any other relevant factors.

Furthermore, the Compensation Committee has taken under consideration the ratio between the Company’s officers employment terms and conditions and other Company employees and/or contract workers employed by the Company and in particular the ratio between such officer’s compensation to the average, median and lowest wage paid in the

Company, and resolved that the above ratios are reasonable and acceptable in light of the Company’s nature, and that they shouldn’t have any impact on the labor relations in the Company.

The Compensation Committee has considered the ratio between the fixed and variable components in the Compensation Policy. The Compensation Committee has resolved that such ratio with respect to the Company’s officers and Non-Executive Directors shall not exceed a ratio of 1:3. The Compensation Committee further resolved that considering the Company size, nature of activities and long-term goals it is a reasonable and acceptable ratio.